VF Corporation
105 Corporate Center Blvd.
Greensboro, NC 27408
January 19, 2009
Mr. John Reynolds
Assistant Director
Division of Corporate Finance
100 F Street, N.E., Mail Stop 3561
United States Securities and Exchange Commission
Washington D.C. 20549
Dear Mr. Reynolds:

Re:	Comment letter to V.F. Corporation (the “Company”) dated January 15, 2009 relating to the Company’s response dated January 5, 2009 to the original comment letter dated December 18, 2008 regarding the Company’s Form 10-K for the fiscal year ended December 29, 2007 and Definitive Proxy Statement on Schedule 14A
We are responding to comments of the staff of the Division of Corporation Finance (“the Staff”) of the Securities and Exchange Commission (the “Commission”) as set forth in your letter dated January 15, 2009 which related to the Company’s response letter dated January 5, 2009 to the Staff’s original comment letter dated December 18, 2008. These comments and responses relate to the Company’s Form 10-K for the fiscal year ended December 29, 2007 and the Definitive Proxy Statement on Schedule 14A filed on March 17, 2008.
For your convenience, we have reproduced the Staff’s comments preceding each of our responses.
Form 10-K for the fiscal year ended December 29, 2007
Definitive Proxy Statement on Schedule 14A filed on March 17, 2008
Compensation Discussion and Analysis, page 15
Competitive Compensation Targets, page 17
1.	We note your response to comment two from our letter dated December 18, 2008 that there are a large number of companies within the data pool and no selection process. It appears from your disclosure and response that the company is aware of the identities of the companies within the benchmark group when setting the target levels of compensation. Please confirm that in future filings you will identify the companies that comprise the benchmark group, as required by Item 402(b)(2)(xiv) of regulation S-K.

Response
We should clarify that neither the Compensation Committee (the “Committee”) of our Board of Directors nor our management have requested or been given the individual identities of any of the more than 800 companies in the survey group utilized by the Committee’s compensation consultant in preparing the aggregated data used by the Committee in establishing compensation targets. Further, the Committee had no input in selecting the companies that were part of the survey, and the survey was not done at the behest of the Committee. Accordingly, since we are not aware of and do not utilize the data of any individual companies in establishing compensation targets we do not regard the identities of the companies to be material. Item 402(b)(2) states that “. . . the material information to be disclosed under the Compensation Discussion & Analysis will vary depending upon the facts and circumstances,” and the rule goes on to list subparagraph (xiv) as being possibly an “example[] of such [material] information . . . in a given case. . . .” Therefore, we do not think it would be appropriate to present a list of the names of companies in the survey group when the Committee and the company have never considered the data of any individual company in determining compensation targets, and in fact have never been aware of the names at all. We do confirm that, if the Committee and the company do use information on specific identified companies in the future, we will identify the companies that comprise such a benchmark group, as required by Item 402(b)(2)(xiv) of Regulation S-K.
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We appreciate the Staff’s time and attention. I am available to discuss with you any of the above comments and our responses. I may be reached at 336-424-6016.
Sincerely,
/s/ Robert K. Shearer
Robert K. Shearer
Senior Vice President and
Chief Financial Officer

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